SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2022

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings plc
August 12, 2022

Ryanair Holdings plc
(the "Company")

NOTICE OF ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held at Ryanair Engineering Centre, 230/240 Lakeshore Drive, Airside Business Park, Swords, Co. Dublin, K67 XF79, Ireland on Thursday 15 September, 2022 at 9.00 a.m. (Irish time) ("AGM").

The Letter from the Chairman, notice of the AGM (the "Notice") and a Form of Proxy have been posted, or made available on the Company's website, to shareholders today.  In addition, the Annual Report and Financial Statements for the financial year ended March 31, 2022, and a copy of the Directors' Remuneration Policy are available to view on the Company's website, https://investor.ryanair.com/.

Any relevant updates regarding the AGM, including any changes to the arrangements outlined in the Notice, will be announced via a Regulatory Information Service and will be available on https://investor.ryanair.com/.

Further information in relation to the AGM

In accordance with Irish Listing Rule 6.1.59, the Notice will be submitted to the Irish Stock Exchange t/a Euronext Dublin and will be available for inspection at the following locations:

Companies Announcement Office
Euronext Dublin
28 Anglesea Street
Dublin 2
Tel. no: + 353 1 617 4200

For further information, please contact:

Ryanair Holdings plc, Peter Larkin, Head of Investor Relations, Tel: +353 (0) 1 945 1212

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 12 August, 2022

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary